Laura A. Berezin T: +1 650 843 5128 lberezin@cooley.com	VIA EDGAR

December 11, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field

Dietrich King

Re:	Harpoon Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted October 24, 2018

CIK No. 0001708493

Ladies and Gentlemen:

On behalf of Harpoon Therapeutics, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 20, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on October 24, 2018. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). In addition, we are sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s letter. For convenience, we have incorporated the Staff’s comments into this letter in italics. Page references in the text of this letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to them in the Amended Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.

We note the disclosure that you “set out to design a T cell engager that incorporates the strengths of BiTEs and improves upon their critical shortcomings in order to create and develop therapies with greater efficacy potential.” As your product candidates have not received FDA approval, it is premature to suggest or imply that they are safe or effective. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

Response: The Company has revised the disclosure on pages 1, 3, 94 and 97 of the Amended Draft Registration Statement to address the Staff’s comment.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

December 11, 2018

Emerging Growth Company Status, page 7

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff under separate cover all written communications that the Company, or anyone authorized to act on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 72

3.

We note your disclosure that you intend to use the net proceeds to fund the clinical development of HPN424 and HPN536. Please revise to specify how far in the clinical development of each of these two product candidates you expect to reach with the net proceeds. If a material amount of other funds are necessary to complete the clinical development of these two product candidates, state the amounts and sources of such other funds for each product. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company has revised the disclosure on page 71 of the Amended Draft Registration Statement to specify how far in the clinical development of each of HPN424 and HPN536 it expects to reach with the net proceeds of the proposed initial public offering. The Company respectfully advises the Staff that its ability to reasonably estimate the amount of other funds necessary to complete the clinical development of either of these product candidates is limited and that such information is highly speculative prior to regulatory approval. Clinical development can be unpredictable and there are numerous factors that affect the timing and estimated costs of developing a product candidate, as disclosed under “Use of Proceeds” and “Risk Factors” in the Amended Draft Registration Statement. The Company submits to the Staff that providing such speculative estimates would not be helpful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

4.

Please revise your disclosure to address management’s belief as to the sufficiency of the net proceeds from your initial public offering, together with your then existing cash and cash equivalents, to fund your plan of operations for the 12-month period commencing on the date of the prospectus. In this regard, we note your risk factor disclosure on page 14.

Response: The Company has revised the disclosure on pages 80 and 86 of the Amended Draft Registration Statement to address the Staff’s comment.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

December 11, 2018

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 89

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company undertakes to provide the Staff with the requested information once an estimated offering price or range has been determined by the Company and the underwriters.

HPN424: PSMA-targeting TriTAC

Clinical Development Plan, page 101

6.

We note that you have initiated a Phase 1 clinical trial for HPN424 and that you expect to enroll approximately 40 patients. As of a recent date, please revise to disclose how many patients have been enrolled.

Response: The Company has revised the disclosure on page 103 of the Amended Draft Registration Statement to address the Staff’s comment.

Agreements with ACG Biologics, Inc., page 105

7.

We note your disclosure in the first paragraph that you may owe AGC a “one-time upfront payment” for a commercial license to the extent you exercise the referenced option. This payment appears separate and distinct from the payments discussed in the third paragraph. Please revise to disclose the general range of the one-time payment similar to how you characterized the payments discussed in the third paragraph.

Response: The Company has revised the disclosure on page 109 of the Amended Draft Registration Statement to address the Staff’s comment.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

December 11, 2018

License Agreement with Werewolf Therapeutics, Inc., page 146

8.

We note your disclosure in the second paragraph that you may be entitled to a royalty on net sales if Werewolf commercializes any products under the license agreement subject to a minimum annual royalty payment. Please revise your description of the royalty rate to provide a range that does not exceed ten percent. Additionally, please revise your description of the minimum annual royalty payment to disclose the general range of the payment.

Response: The Company has revised the disclosure on page 150 of the Amended Draft Registration Statement to address the Staff’s comment.

Choice of Forum, page 156

9.

We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the disclosure on pages 67 and 160 of the Amended Draft Registration Statement to address the Staff’s comment.

General

10.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company undertakes, prior to the printing and distribution of the preliminary prospectus, to provide the Staff with mockups of any additional pictures or graphics in a future amendment to the Amended Draft Registration Statement or supplementally.

11.	We note you have filed certain exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover.

Response: The Company acknowledges the Staff’s comment.

*    *    *    *

Please contact me at (650) 843-5128 or Robert Phillips of Cooley LLP at (415) 693-2020 with any questions or further comments regarding our responses to the Staff’s comments.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

December 11, 2018

Sincerely,

/s/ Laura A. Berezin
Laura A. Berezin
Cooley LLP

cc:	Gerald McMahon, Ph.D., Harpoon Therapeutics, Inc.

Georgia Erbez, Harpoon Therapeutics, Inc.

Robert Phillips, Cooley LLP

Jonie Kondracki, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM